SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated August 5, 2026.

Buenos Aires, August 5, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Portfolio Optimization Strategy: Assignment of Chachahuén Cluster’s Conventional Blocks – Province of Mendoza.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

The Company reports that today YPF S.A. (“YPF” or the “Company”) entered into an agreement with Energía Mendocina S.A. and Compañía Andina de Petróleo y Gas S.A.1 for the assignment of its interest in the cluster Chachahuén, in the Province of Mendoza. This transaction includes the assignment of the pipelines and the existing stock of materials held at the warehouses of such assets.

The Chachahuén cluster is comprised of 70% of the concessions of the blocks Chachahuén Sur and Cerro Morado Este, and 100% of the concessions of the blocks Puesto Hernández and Chihuido de la Sierra Negra (both on the Mendoza side).

During the second quarter of 2026, production attributable to YPF’s interest in the Chachahuén cluster amounted to approximately 10 thousand bbl/day of oil and 0.03 million m³/day of natural gas.

The agreed price amounts to US$200 million, with an effective date of June 1, 2026. The transaction is subject to the fulfillment of certain customary conditions precedent for this type of transaction. The applicable VAT, as well as any closing price adjustment that may apply, shall be added to such amounts.

The assignment is part of the Company’s 4x4 Plan, which includes the optimization of its conventional Upstream portfolio — one of the key levers underpinning YPF’s strategy — with a focus on activities and investments in unconventional fields, with the ultimate goal of maximizing value for the Company, its shareholders and investors.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

__________________________________

1 The distribution of the interests assigned would be as follows:

Chachahuén Sur and Cerro Morado Este concessions: 40% Compañía Andina de Petróleo y Gas S.A. and 30% Energía Mendocina S.A.

Puesto Hernández and Chihuido de la Sierra Negra concessions (both on the Mendoza side): 50% Compañía Andina de Petróleo y Gas S.A. and 50% Energía Mendocina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 5, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer